EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

August 14, 2014	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO EXPANSION & OPERATIONAL UPDATE

Avino Silver & Gold Mines Ltd. (ASM: NYSE – MKT, ASM: TSX.V; “Avino” or “the Company”) is pleased to announce the following expansion update from its Avino mine and operational update from its San Gonzalo Mine, both of which are located on Avino property, 80km northeast of Durango, Mexico.

Having just returned from a 3 day trip to the mine, I am very impressed with the progress. I’m looking forward to completing our current expansion in short order.

- David Wolfin, President & CEO Avino Silver & Gold Mines Ltd.

To view recent photos documenting the expansion, please click here.

Avino Mine Expansion

Dewatering (100% Complete)
The Avino Mine is now completely dewatered down to level 12, mining operations will resume with the continuation of the ramp to level 12.5 where mining ceased in 2001 once power and air are available. The new jumbo and scoop are on-site and ready for operation and the new 1mW generator and fuel tank to supply underground power has been installed; testing of the generator will start once service piping and electrical wiring have been completed. The new air compressor is also on site and ready to be hooked up.

Main Haulage Ramp Rehabilitation (100% Complete)
The ramp in general is in very good condition as the host rock is solid; areas where sloughing has occurred are being stabilized with steel and timber sets and sprayed with shotcrete. Slashing of the sharp corners has been carried out to accommodate larger haulage vehicles.

Due to rain and inflow of water with overburden from the open pit, the haulage ramp has been used to haul out this added waste material to the surface. In addition, mineralized material from level 11.5 has also been hauled to the surface. Currently, there is an estimated 2,960 tonnes of mineralized material on stockpile available for processing in circuit #2; this material represents the first mill feed taken from underground at the Avino Mine since its closure in 2001. Circuit 2, which is currently processing above ground stockpiles, will transition to processing higher grade underground material from the Avino mine on a full time basis starting in September. The new flotation concentrate will be used to negotiate with trading firms in anticipation of circuit #3 coming online.

Initial mining for mill feed will be from levels 11.5 and 12 with start date of late August/early September. Development of the ramp to lower levels (down to level 17) will continue separately with an additional mining crew.

Processing Plant Expansion
•	Scalping screen has been installed and is now operating
•	Product screen is scheduled for installation later this month and preparatory work is now being done to minimize crushing plant downtime
•	A large quantity of crushed mill feed has been stockpiled to ensure both mill circuits operate during the scheduled crusher downtime period
•	Mill liners for the large ball mill have arrived and are ready to install
•	Purchase order for first fill of grinding balls has been issued
•	Mill electrical starter to be wired in later this month
•	Mill clutch to be installed in September
•	Thickener mechanism with bridge has been installed in tank; installation of the rakes and tank launder modification work are currently underway.
•	Foundations for the filter press have been poured; the filter has arrived in Manzanillo and is awaiting customs clearance.
•	Circuit #3 should be ready for commissioning in the 4th Quarter as scheduled.

Surface and Infrastructure
There has been a delay with the permit for the construction of the power line due to changes in personnel in the Ministry’s office following a recent election. The new schedule calls for completion of the power line sometime in February 2015. Caterpillar has been approached to supply a 1.5 to 2 mW generator for circuit #3 in the interim.

GeoQuality has completed the new tailings storage facility study and the draft report has been issued for comment. Once complete, the report will be submitted in support of our permit application and the design will be used for the basis of the construction cost estimate to build the new tailings facility.

San Gonzalo Mine

At the San Gonzalo mine, exploration drifting on the vein on level 4 to the Southeast has been halted pending the completion of the raise from the 5th level to provide better ventilation. The drift has advanced a total of 121 metres from the cross-cut to the ramp. This is a new zone that was not included in the Tetra Tech resource estimate and was reported in our news release of June 5th 2014. This new zone on level 5 has advanced a distance of 182 metres from the cross-cut where the vein has split. The splay is just as wide as the main vein of 2.5 metres. Drifting and sampling of this new zone on level 6 will commence once the by-pass access ramp to the vein has been completed.

Development on the vein on level 6 to the Northwest has advanced a total of 113 metres from the main cross cut. Material from this development work and from stope 5-080 are the main sources of mill feed at the present time.

The main haulage ramp has now advanced past the elevation of level 7 of 2043 metres. Construction of a sump to contain the water inflows is now underway together with the cross cutting.

To view a cross section map documenting San Gonzalo development, please click here:

2014 Drill Program

Further to the news release dated June 5th, 2014, Avino has now completed 1277.75 metres of drilling out of a planned 4,000 metres both above and below surface around the San Gonzalo Mine.

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our intent to acquire and develop the Bralorne mine, belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties as disclosed in our filings with the US Securities and Exchange Commission. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.